Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com
August 1, 2019
VIA EDGAR
John M. Ganley, Esq., Senior Counsel
Megan Miller, Senior Accountant
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    OFS Credit Company, Inc.
Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2
(File Nos. 333-231738 and 811-23299)
Dear Mr. Ganley and Ms. Miller:
On behalf of OFS Credit Company, Inc. (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on July 30, 2019 regarding pre-effective amendment no. 2 to the Fund’s Registration Statement on Form N-2 (File Nos. 333-231738 and 811-23299) (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Fund’s responses.

1.
The narrative description of the expense example on page 14 of the Prospectus includes the following language: “The incentive fee under the Investment Advisory Agreement, which, assuming a 5.0% annual return, would either not be payable or would have an insignificant impact on the expense amounts shown above, is nonetheless included in the example.” However, the calculations in the example do not appear to include any incentive fees. Please clarify the language accordingly.

Response: The Fund has revised the Prospectus in accordance with the Staff's comment.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218 or Vlad Bulkin at (202) 383-0815.

Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus

cc:    Tod Reichert, OFS Capital Management, LLC
Vlad M. Bulkin, Eversheds Sutherland (US) LLP

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